HIVE Digital Technologies to Release Fiscal Q2 2026 Financial Results and Hold Earnings Call on November 17

San Antonio, Texas--(Newsfile Corp. - November 7, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, today announced it will release its financial results for the six months ended September 30, 2025 on Friday, November 14, 2025, followed by an earnings conference call and webcast on Monday, November 17, 2025, at 8:00 AM EST.

Conference Call Information

To participate in this event, please log on or dial in approximately 5 minutes before the call.

Date: November 17, 2025

Time: 8:00 AM EST

Webcast: Registration link here

Dial-in: Provided after registration

A copy of the earnings release and a replay of the call will be available on the Company's investor relations website at https://hivedigitaltechnologies.com/investors/.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered exclusively by green energy. Today, HIVE builds and operates next-generation blockchain and AI data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing (HPC) clients. HIVE's twin-turbo engine infrastructure-driven by Bitcoin mining and NVIDIA GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/273556